650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

December 22, 2015

Via EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz Caleb French

Re:	Capnia, Inc.
Registration Statement on Form S-1
Filed November 19, 2015
File No. 333-208109

Dear Ms. Ravitz and Mr. French:

On behalf of Capnia, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 17, 2015 relating to the Company’s Registration Statement on Form S-1 (File No. 333-208109) filed with the Commission on November 19, 2015 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter a revised Registration Statement (the “Revised Registration Statement”) which reflects these revisions and updates and clarifies certain other information.

In this letter, we have recited the comments from the Staff in bold italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Prospectus Cover Page

1.	Please reconcile the title of the securities listed in the fee table with those listed in the description of securities section at the top of the prospectus cover page.

RESPONSE TO COMMENT 1: The Company acknowledges the Staff’s comment and has revised the description of securities section at the top of the prospectus cover page in order to reconcile with the title of the securities listed in the fee table.

2.	Please reconcile the statement that this prospectus relates to the sale of your Series A Convertible Preferred Stock and other overlying securities with statements on page 132 and elsewhere that indicate you are registering sales of your Common Stock by selling stockholders. If appropriate, please clarify throughout that you are conducting a secondary offering of your securities rather than a primary offering.

December 22, 2015

RESPONSE TO COMMENT 2: The Company acknowledges the Staff’s comment and has revised the Registration Statement, including page 132, to clarify and reflect that the securities being offered are a secondary offering of the underlying shares of Common Stock rather than a primary offering of the overlying securities.

Sale of Common Stock to Sabby, page 40

3.	Please revise your page 41 disclosure relating to pending stockholder approval to reflect the results of your November 20, 2015 special meeting.

RESPONSE TO COMMENT 3: The Company acknowledges the Staff’s comment and has revised the disclosure on page 41 and throughout the prospectus to reflect the results of the November 20, 2015 special meeting.

4.	Please file the Sabby Amendment as an exhibit to the registration statement and confirm that you have disclosed its material terms, or advise. Additionally, please tell us whether Sabby is irrevocably bound to purchase the remaining securities from the Sabby Purchase Agreement and whether the closing of the private placement will occur within a short time after the effectiveness of your registration statement. See Securities Act Sections Question 139.11 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

RESPONSE TO COMMENT 4: The Company acknowledges the Staff’s comment and has provided the Sabby Amendment as an exhibit to the Registration Statement. Sabby has a binding commitment to purchase the securities subject to the satisfaction of the following closing conditions set forth in Section 2.3(b) of the Sabby Purchase Agreement, none of which are under Sabby’s control or that Sabby can cause not to be satisfied:

(i) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the applicable Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein);

(ii) all obligations, covenants and agreements of the Company required to be performed pursuant to the Transaction Documents at or prior to the applicable Closing Date shall have been performed;

December 22, 2015

(iii) the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement;

(iv) there shall have been no Material Adverse Effect with respect to the Company since the date hereof;

(v) as to the Second Closing Shareholder Approval shall have been obtained and deemed effective;

(vi) as to the Second Closing, a Registration Statement registering all of the Registrable Securities (as defined in the Registration Rights Agreement) shall have been declared effective by the Commission and shall have thereafter remained effective;

(vii) as to the Second Closing, such Second Closing shall have occurred on or before ninety (90) days following the First Closing; and

(viii) from the date hereof to the applicable Closing Date, trading in the Common Stock shall not have been suspended by the Commission or the Company’s principal Trading Market and, at any time prior to the applicable Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of such Purchaser, makes it impracticable or inadvisable to purchase the Securities at the applicable Closing.

The Second Closing will occur within five trading days following satisfaction of the closing conditions and effectiveness of the Registration Statement.

Index to Financial Statements, page F-1

5.	We note you filed a Form 8-K/A on November 24, 2015 which included audited financial statements for NeoForce. Please include these financial statements as part of your registration statement or advise.

RESPONSE TO COMMENT 5: The Company acknowledges the Staff’s comment and has included the audited financial statements of NeoForce as part of the Registration Statement.

December 22, 2015

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3588 or esatusky@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

By:	/s/ Elton Satusky